UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALTABANCORP

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

712706209

(CUSIP Number)

Dale O. Gunther	Blaine C. Gunther
856 East 700 North	75 East 1010 North
American Fork, UT 84003	American Fork, UT 84003
(801) 592-1826	(801) 234-9620

The address for all other Reporting Persons is:

Marcus J. Williams

Buchalter APC

1000 Wilshire Blvd., Suite 1500

Los Angeles, CA 90017

(213) 891-5088

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 712706209

1.	Names of Reporting Persons Dale O. Gunther DRG Partners, LLC The Raspberry Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A. citizen; Utah limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,279,717 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 1,279,717 (1)
	10.	Shared Dispositive Power 0 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,279,717 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN; OO (limited liability company)

(1)

Includes (i) 109,305 shares of common stock owned by Dale O. Gunther, (ii) 531,696 shares of common stock owned by DRG Partners, LLC, a Utah limited liability company, of which Mr. Gunther is the manager with sole voting and dispositive power, and (iii) 638,716 shares of common stock owned by The Raspberry Trust, a Utah trust, of which an independent person serves as trustee and Dale O. Gunther exercises sole voting power.

(2)

As a result of an agreement (the “Shareholder Agreement” as described in Item 2, below), the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 5,816,288 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Shareholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

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SCHEDULE 13D

Explanatory Note: This Amendment No. 3 (“Amendment”) to the beneficial ownership report on Schedule 13D filed on June 10, 2020 (“Schedule 13D”) amends and supplements certain information set forth in the Schedule 13D. The Schedule 13D has previously been amended by Amendment No. 1 thereto, filed on July 22, 2020, and Amendment No. 2, filed on January 14, 2021. References herein to the Schedule 13D describe the initial filing as so amended. The Schedule 13D relates to shares of common stock of Altabancorp, a Utah corporation and a registered bank holding company, beneficially owned by the reporting persons identified in the Schedule 13D, as amended hereby. Except as set forth herein, this Amendment does not modify any information previously set forth in the Schedule 13D. Capitalized terms used herein and not defined have the meanings assigned thereto in the Schedule 13D. The purpose of this Amendment is to disclose certain recent developments identified in Item 4, to update certain facts relating to Item 6, and to make immaterial corrections to the total number of shares held by the Reporting Persons in the aggregate and certain Reporting Persons in particular, as reported on the immediately preceding cover sheet and in Item 5, below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended in its entirety to read as follows.

On January 14, 2021, Dale O. Gunther and Blaine C. Gunther, in their capacity as the designated representatives of the collective Reporting Persons, sent to the Board a letter in the form of Exhibit 99.2. Such letter is incorporated in its entirety by reference herein. The stated purpose of such letter was to communicate to the Board certain matters of concern to the Reporting Persons, including expressions of concern regarding the effect of recent management decisions on the employees and customers of the Issuer’s wholly owned subsidiary, Altabank, and recommendations that the Board conduct an objective evaluation of the strategic alternatives available to maximize the value of the Issuer to shareholders and other stakeholders. The full text of such letter is filed as Exhibit 99.2 hereto and is incorporated by reference herein.

On January 15, 2021, Reporting Person Paul R. Gunther tendered his resignation from the boards of directors of the Issuer and Altabank. A copy of Mr. Paul Gunther’s resignation letter is filed herewith as Exhibit 99.3 and its contents are incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the Shareholder Agreement, the Reporting Persons may from time to time communicate, directly and indirectly, with the Board, members of management, other shareholders and third parties, including advisors and prospective acquirors, regarding operational, strategic, financial and governance matters relating to the Issuer, or to otherwise work or propose to work with management, the Board, other shareholders, and potentially third parties, in each case with a view to maximizing shareholder value. In connection therewith, and subject to and in compliance with, Regulation 14A of the Securities Exchange Act of 1934, as amended, the Reporting Persons may communicate with one or more of the foregoing parties with respect to the composition of the board of directors of the Issuer and/or with respect to the Issuer’s charter, bylaws or instruments corresponding thereto, or regarding instruments or actions that may impede the acquisition of control of the Issuer by any person.

Except as otherwise described in this Statement, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment and the Reporting Persons’ legacy of investment in and support for the Issuer as customers and employees, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the Board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

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Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are amended to read in their entirety as follows.

(a) and (b) The Reporting Persons currently hold, in the aggregate, approximately 5,816,288 shares or 31.1% of the outstanding common stock and combined voting power of the Issuer’s common stock, based on 18,803,418 issued and outstanding shares of common stock of the Issuer as of October 30, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020, for the quarter ended September 30, 2020.

The aggregate number of shares and percentage of common stock outstanding beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of common stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Statement and are incorporated herein by reference and summarized in the following table.

As a result of the Shareholder Agreement, the Reporting Persons may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, up to an aggregate of 5,816,288 shares of common stock that are beneficially owned collectively by the parties to the Shareholder Agreement corresponding to each Reporting Person as set forth above in this Statement. All such shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 31.1% of the issued and outstanding common stock as of January 12, 2021.

However, except as indicated in this Item 5 (a) and as discussed below, the Reporting Persons hereby disclaim beneficial ownership of all such shares of common stock that are the subject of the Shareholder Agreement, and this Statement shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of any such shares that are the subject of the Shareholder Agreement and covered by this Statement, except for the shares reported by such Reporting Persons on the respective cover pages to this Statement. Without limiting the generality of the foregoing, readers should note that the Shareholder Agreement provides that each party thereto retains the ability to vote or to direct the voting of, and the ability to dispose or to direct the disposition of, the equity securities owned by such party.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of all securities of the Issuer except to the extent of their several pecuniary interests therein. The filing of this statement does not constitute an admission that any Reporting Person is a member of a “group” for the purposes of Sections 13(d) of the Exchange Act.

The following table summarizes the beneficial ownership of the Issuer’s common stock by the Reporting Persons. For additional detail regarding sole voting and dispositive power, and shared voting and dispositive power of the shares beneficially owned by each Reporting Person listed below, see the cover pages to this Statement, which are incorporated into this Item 5 by reference.

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Reporting Person	Number of Shares of Common Stock Owned	Percentage of Common Stock Outstanding (1)
Dale O. Gunther (2)	1,279,717	6.8%
The Gunther Legacy Trust	445,984	2.4%
Russell Gunther	70,724	*	%
Jacob Gunther	9,871	*	%
Hudson Gunther	4,287	*	%
Kimball Gunther	10,615	*	%
The Mary G. Miller Revocable Trust	30,000	*	%
Derek Gunther Miller	14,800	*	%
The Brett and Susan Christiansen Family Trust	64,484	*	%
Christopher Brett Christiansen	8,373	*	%
Bruce O. Gunther	313	*	%
Julie Marie Rockwell	50,000	*	%
Ruth Ann Gunther Thompson	52,140	*	%
The Paul Gunther Family LLC (4)	818,891	4.4%
The [Paul and Lynda] Gunther Family Trust	986	*
Janelle Gunther	52,140	*
Jordan Gunther	52,140	*	%
Jenessa Gunther	52,140	*	%
Jilenne Gunther	52,140	*	%
Justus Robert Gunther	52,140	*	%
Jesse Omega Gunther	52,140	*	%
Jansen Orville Gunther	45,522	*	%
Julia Kelsey Gunther	52,478	*	%
The Paul and Miriam Thomas Family LLC	422,704	2.3%
HETS LLC	43,060	*	%
Blaine Gunther Investments, LC (3)	719,500		3.8%
Blaine C. Gunther Trust (3)	78,365	*	%
Howard Family Trust U/A Jan. 3, 2002 (5)	87,596	*	%
The Living Trust of Jonathan Blaine Gunther and Lisa Petersen Gunther (6)	60,740	*	%
Anne Marie Gunther (7)	91,320	*	%
Gunther Holding Company L.C.	479,899	2.6%
The [Dean and Deana] Gunther Family Trust	4,047	*	%
Ruprecht & Co LLC	336,732	1.8%
Debra Gunther Holley (9)	6,116	*	%
The Newbold Family Trust	70,368	*	%
Stephen Mark Holley	39,712	*	%
Stephen Harold Holley	7,172	*	%
Benjamin Holley and Andrea Holley	96,932	*	%
TOTAL (10)	5,816,288	31.1%

(*) indicates less than one percent.

(1)	Duplicate share amounts omitted from Total. Percentages rounded to the nearest 1/10th of one percent.

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(2)	Amount includes (a) 109,305 shares of common stock owned of record by Dale O. Gunther; (b) 531,696 shares of common stock owned of record by DRG Partners, LLC, a Utah limited liability company; and (c) 638,716 shares of common stock owned of record by The Raspberry Trust, a Utah trust. Dale O. Gunther has sole voting and dispositive power of all shares indicated. As a Designated Representative under the Shareholder Agreement, Dale O. Gunther may be deemed to have shared voting power over 5,816,288 shares of common stock to the extent directed by the beneficial owners of such shares pursuant to the terms of the agreement. He disclaims any pecuniary or dispositive interest over any of such shares except for the shares indicated on Rows 7 through 11 of his cover sheet to this Statement.

(3)	Amount includes (a) 719,500 shares owned of record by Blaine Gunther Investments, L.C., a Utah limited liability company, managed by its members, Blaine C. Gunther, Linda Gunther, Anne Marie Gunther, Kristin G. Howard, and Jonathan Blaine Gunther (see notes (5), (6), (7) and (8), below), who share voting and dispositive power of these shares; (b) 78,365 shares owned of record by The Blaine C. Gunther Trust, trustees Blaine C. Gunther and Linda Gunther share voting and dispositive power. As a Designated Representative under the Shareholder Agreement, Blaine C. Gunther may be deemed to have shared voting power over 5,816,288 shares of common stock to the extent directed by the beneficial owners of such shares pursuant to the terms of the agreement. He disclaims any pecuniary or dispositive interest over any of such shares except for the shares indicated on Rows 7 through 11 of his cover sheet to this Statement.

(4)

A Utah limited liability company. The managers are Lynda C. Gunther and Paul Gunther, who share voting and dispositive power of these shares. Paul Gunther is a member of the Issuer’s Board. The amount indicated does not include 967 restricted shares of common stock issued to Paul Gunther vesting on December 31, 2021, granted to him pursuant to Issuer’s equity compensation plans as director compensation.

(5)	(a) Amount includes 87,596 shares of common stock are owned of record by the John W. Howard II and Kristin G. Howard Trust FBO Howard Family Trust U/A Jan. 3, 2002, a Utah trust, with voting and dispositive power shared by the trustees, John W. Howard II and Kristin G. Howard. (b) Amount does not include duplication of the entry of 719,500 shares of common stock owned of record by Blaine Gunther Investments, L.C. (see note (3), above), of which Mrs. Howard is a member-manager and shares voting and dispositive power. Mrs. Howard disclaims beneficial ownership in the shares owned of record by Blaine Gunther Investments, L.C. except for any indirect beneficial ownership that may be attributable to her equity ownership in that entity.

(6)

(a) Amount includes (i) 1,832 shares of common stock held by Jonathan Blaine Gunther and (ii) 58,908 shares held of record by The Living Trust of Jonathan Blaine Gunther and Lisa Petersen Gunther, a Utah trust; trustees Jonathan Blaine Gunther and Lisa Petersen Gunther share voting and dispositive power. (b) Amount does not include duplication of the entry of 719,500 shares of common stock owned of record by Blaine Gunther Investments, L.C. (see note (3), above), of which Mr. Gunther is a member-manager and shares voting and dispositive power. Mr. Gunther disclaims beneficial ownership in the shares owned of record by Blaine Gunther Investments, L.C. except for any indirect beneficial ownership that may be attributable to his equity ownership in that entity. (c) Mr. Gunther is also a member of the Issuer’s Board. Amount does not include shares issuable under options currently held by Mr. Gunther previously granted to him as compensation under Issuer’s equity compensation plans for his service as a director of the Issuer as follows: 4,373 shares presently exercisable at $26.80 per share until 2022, 3,491 shares presently exercisable at $35.70 per share until 2023; and 967 restricted stock units which vest on December 31, 2021.

(7)	(a) Amount includes 91,320 shares of common stock owned of record by Anne Marie Gunther. (b) Amount does not include duplication of the entry of 719,500 shares of common stock owned of record by Blaine Gunther Investments, L.C. (see note (3), above), of which Ms. Gunther is a member-manager and shares voting and dispositive power. Ms. Gunther disclaims beneficial ownership in the shares owned of record by Blaine Gunther Investments, L.C. except for any indirect beneficial ownership that may be attributable to her equity ownership in that entity.

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(8)	Excludes 719,500 shares of common stock owned of record by Blaine Gunther Investments, L.C. (see note (3), above), of which Mr. Gunther is a member-manager and shares voting and dispositive power. Mr. Gunther disclaims beneficial ownership in the shares owned of record by Blaine Gunther Investments, L.C. except for any indirect beneficial ownership that may be attributable to his equity ownership in that entity.

(9)	(a) Shares owned of record by Debra G. Holley who has sole voting and dispositive power. (b) Amount does not include duplicative entry of 336,732 shares of common stock owned of record by Ruprecht & Co., LLC, a Utah limited liability company, in the chart above, voting and dispositive power of which is shared by Debra G. Holley and Stephen H. Holley.

(10)	Duplicative entries omitted from totals.

(c)          To the knowledge of the Reporting Persons, except as set forth in the following table, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 5(a).

Date	Reporting Person	Shares Acquired	Shares Disposed Of
11/16/20	HETS LLC		500
11/23/20	HETS LLC		500
12/7/20	The Newbold Family Trust		4,300
12/8/20	The New bold Family Trust		1,200
12/9/20	The Brett & Susan Christiansen Family Trust		2,088
12/10/20	The Newbold Family Trust		1,038
12/11/20	HETS LLC		500
12/11/20	HETS LLC		500
12/15/20	HETS LLC		500
12/16/20	HETS LLC		500
12/21/20	The Living Trust of Jonathan Blaine Gunther and Lisa Peterson Gunther		5,000
12/21/20	Anne Marie Gunther		631
12/22/20	Blaine Gunther Investments, LC		500

12/28/20	Julie Marie Rockwell		1,050
12/30/20	The Brett & Susan Christiansen Family Trust	2,173
12/30/20	The Brett & Susan Christiansen Family Trust	27
12/30/20	Kimball Gunther		315
12/31/20	Jonathan Blaine Gunther	986
12/31/20	Paul Gunther	986
1/1/21	Jonathan Blaine Gunther	967 (Restricted Stock Units)
1/1/21	Paul Gunther	967 (Restricted Stock Units)
1/5/21	Paul Gunther		986
1/5/21	The [Paul and Lynda] Gunther Family Trust	986
1/12/21	HETS LLC		500

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(d)       Other than described above, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by appending the below paragraph as the last paragraph of such Item.

Paul R. Gunther, a director until he tendered his resignation from the Board and from the board of directors of the Issuer’s wholly owned subsidiary, Altabank (as further described in this Amendment), and Jonathan B. Gunther, a Reporting Person and current director of the issuer and of Altabank, are parties to indemnification agreements with the Issuer. The form of such indemnification agreement is filed as Exhibit 10.7 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (“Form 10-K”). A summary of the Issuer’s obligations and the rights of such Reporting Persons is set forth in the Issuer’s definitive proxy statement on Schedule 14A dated April 17, 2020, and incorporated by reference into Part III, Item 13, of the Form 10-K. Such description is incorporated by reference herein. During the fiscal year ended December 31, 2020, the Issuer made indemnification payments totaling $13,031 to or for the benefit of Reporting Person Paul R. Gunther.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Shareholder Agreement (including agreement regarding joint filing in accordance with Exchange Act Rule 13d-1(k)(1))*
99.2	Letter from Dale O. Gunther and Blaine C. Gunther to Board of Directors of the Issuer dated January 13, 2020*
99.3	Letter from Paul R. Gunther to Board of Directors of the Issuer dated January 15, 2020†
99.4	Form of Indemnification Agreement between the Issuer and each of Jonathan B. Gunther and Paul R. Gunther (incorporated herein by reference to Exhibit 10.7 of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019).
24.1	Form of Power of Attorney*

*	Previously Filed.
†	Filed Herewith.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2021

DALE O. GUNTHER

/s/ Dale O. Gunther
Dale O. Gunther

DRG PARTNERS, LLC

/s/ Dale O. Gunther
Name:	Dale O. Gunther
Title:	Manager

THE RASPBERRY TRUST

/s/ Matthew O. Cleary
Name:	Matthew O. Cleary
Title:	Trustee

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GUNTHER LEGACY TRUST

/s/ Chantel Gunther
Name:	Chantel Gunther
Title:	Trustee

/s/ W. Bruce Miller
Name:	W. Bruce Miller
Title:	Trustee

/s/ Brett D. Christiansen
Name:	Brett D. Christiansen
Title:	Trustee

/s/ Holli Gunther
Name:	Holli Gunther
Title:	Trustee

/s/ Christina Gunther
Name:	Christina Gunther
Title:	Trustee

/s/ Orrin Porter Rockwell
Name:	Orrin Porter Rockwell
Title:	Trustee

/s/ Ryan Thompson
Name:	Ryan Thompson
Title:	Trustee

RUSSEL GUNTHER

/s/ Russel Gunther
Russel Gunther

JACOB GUNTHER

/s/ Jacob Gunther
Jacob Gunther

HUDSON GUNTHER

/s/ Hudson Gunther
Hudson Gunther

KIMBALL GUNTHER

/s/ Kimball Gunther
Kimball Gunther

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THE MARY G. MILLER REVOCABLE TRUST

/s/ Mary G. Miller
Name:	Mary G. Miller
Title:	Trustee

/s/ W. Bruce Miller
Name:	W. Bruce Miller
Title:	Trustee

DEREK GUNTHER MILLER

/s/ Derek Gunther Miller
Derek Gunther Miller

THE BRETT AND SUSAN CHRISTIANSEN FAMILY TRUST

/s/ Brett David Christiansen
Name: Brett David Christiansen
Title:	Trustee

/s/ Susan Gunther Christiansen
Name:	Susan Gunther Christiansen
Title:	Trustee

CHRISTOPHER BRETT CHRISTIANSEN

/s/ Christopher Brett Christiansen
Christopher Brett Christiansen

BRUCE O. GUNTHER

/s/ Bruce O. Gunther
Bruce O. Gunther

JULIE MARIE ROCKWELL

/s/ Julie Marie Rockwell
Julie Marie Rockwell

RUTH ANN GUNTHER THOMPSON

/s/ Ruth Ann Gunther Thompson
Ruth Ann Gunther Thompson

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THE PAUL GUNTHER FAMILY LLC

/s/ Paul Gunther
Name:	Paul Gunther
Title:	Managing Member

/s/ Lynda C. Gunther
Name:	Lynda C. Gunther
Title:	Managing Member

JANELLE GUNTHER

/s/ Janelle Gunther
Janelle Gunther

JORDAN GUNTHER

/s/ Jordan Gunther
Jordan Gunther

JENESSA GUNTHER

/s/ Jenessa Gunther
Jenessa Gunther

JILENNE GUNTHER

/s/ Jilenne Gunther
Jilenne Gunther

JUSTUS ROBERT GUNTHER

/s/ Justus Robert Gunther
Justus Robert Gunther

JESSE OMEGA GUNTHER

/s/ Jesse Omega Gunther
Jesse Omega Gunther

JANSEN ORVILLE GUNTHER

/s/ Jansen Orville Gunther
Jansen Orville Gunther

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JULIA KELSEY GUNTHER

/s/ Julia Kelsey Gunther
Julia Kelsey Gunther

THE PAUL AND MIRIAM THOMAS FAMILY LLC

/s/ Paul Y. Thomas
Name:	Paul Y. Thomas
Title:	Managing Member

/s/ Miriam G. Thomas
Name:	Miriam G. Thomas
Title:	Managing Member

HETS, LLC

/s/ Eric Neal Sabourin
Name:	Eric Neal Sabourin
Title:	Manager

/s/ Heather Thomas-Sabourin
Name:	Heather Thomas-Sabourin
Title:	Manager

BLAINE GUNTHER INVESTMENTS, L.C.

/s/ Blaine C. Gunther
Name:	Blaine C. Gunther
Title:	Member

/s/ Linda Gunther
Name:	Linda Gunther
Title:	Member

/s/ Kristin Gunther Howard
Name:	Kristin Gunther Howard
Title:	Member

/s/ Jonathan Blaine Gunther
Name:	Jonathan Blain Gunther
Title:	Member

/s/ Anne Marie Gunther
Name:	Anne Marie Gunther
Title:	Member

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THE JOHN W. HOWARD II AND KRISTIN G. HOWARD TRUST FBO HOWARD FAMILY TRUST U/A JAN. 3, 2002

/s/ John W. Howard II
Name:	John W. Howard II
Title:	Trustee

/s/ Kristin G. Howard
Name:	Kristin G. Howard
Title:	Trustee

JONATHAN BLAINE GUNTHER

/s/ Jonathan Blaine Gunther
Jonathan Blaine Gunther

THE LIVING TRUST OF JONATHAN BLAINE GUNTHER AND LISA PETERSEN GUNTHER

/s/ Jonathan Blaine Gunther
Name:	Jonathan Blaine Gunther
Title:	Trustee

/s/ Lisa Petersen Gunther
Name:	Lisa Petersen Gunther
Title:	Trustee

ANNE MARIE GUNTHER

/s/ Anne Marie Gunther
Anne Marie Gunther

GUNTHER HOLDING COMPANY L.C.

/s/ Dean Gunther
Name:	Dean Gunther
Title:	Manager

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THE GUNTHER FAMILY TRUST

/s/ Dean Gunther
Name:	Dean Gunther
Title:	Trustee

/s/ Deana Gunther
Name:	Deana Gunther
Title:	Trustee

DEBRA GUNTHER HOLLEY

/s/ Debra Gunther Holley
Debra Gunther Holley

STEPHEN H. HOLLEY

/s/ Stephen H. Holley
Stephen H. Holley

RUPRECHT & CO., L.L.C.

/s/ Stephen H. Holley
Name:	Stephen H. Holley
Title:	Member-Manager

/s/ Debra Gunther Holley
Name:	Debra Gunther Holley
Title:	Member-Manager

THE NEWBOLD FAMILY TRUST

/s/ Jace Tyler Newbold
Name:	Jace Tyler Newbold
Title:	Trustee

/s/ Rebecca Holley Newbold
Name:	Rebecca Holley Newbold
Title:	Trustee

STEPHEN MARK HOLLEY

/s/ Stephen Mark Holley
Stephen Mark Holley

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BENJAMIN HOLLEY

/s/ Benjamin Holley
Benjamin Holley

ANDREA HOLLEY

/s/ Andrea Holley
Andrea Holley

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